Filed Pursuant To Rule 433

Registration No. 333-203585

January 19, 2016

January 15, 2016

Investing In Gold: Could It Turn Around In 2016?

By APARNA NARAYANAN

INVESTOR’S BUSINESS DAILY

Best ETFs 2016: January Performance Update

Gold’s stuck in an awkward spot at the start of 2016. On the one hand, gold has had a three-year losing streak. On the other, its safe-haven allure is brighter than ever with ETF investors amid recent stock market turmoil.

SPDR Gold Shares (ARCA: GLD) and iShares Gold Trust (ARCA: IAU) made the list of best-performing ETFs in the past month and so far this year.

So has gold hit a bottom? Will the rally take hold? Could gold surge or slump further in the new year?

To find out, IBD conducted a virtual roundtable with five gold investing experts. They discuss why a gold allocation could be key to successful investing.

IBD: How is gold set up?

Frank Holmes, CEO of U.S Global Investors and co-portfolio manager of Gold & Precious Metals Fund : In 2016, gold will be affected by monetary policy in the U.S. — If inflation rises quickly, so should gold unless real interest rates also rise. Real interest rates are what you get when you subtract the rate of inflation from the 10-year Treasury yield. If you look back to 2011 when gold hit $1,900 per ounce, real interest rates were negative 3%, which means your “safe” investment essentially lost you 3% a year if you bought the 10-year. Today, the U.S. has virtually no inflation. In November, the reading was 0.5%, so real rates are running at a positive 2%.

Dennis Gartman, publisher of The Gartman Letter, who helped to launch innovative ETFs that invest in gold in foreign currencies: Gold is set up positively for the new year, with gold already having been strong relative to the euro and yen over the course of the past several years and now showing very real signs of support at $1,045/ounce to $1,065/ounce for the past two months. A movement above $1,085 would be sufficient to turn the technical circumstances powerfully bullish for gold in U.S. dollar terms for the first time in nearly four years.

Vern Sumnicht, CEO of iSectors LLC, a Wisconsin firm whose suite of ETF-based portfolios include a precious metals strategy: With gold down approximately 10% in 2015, on top of previous down years, its supply from mining operations has started to dwindle. It wouldn’t take a very strong demand for gold to cause prices to rise. It also looks as though gold has formed a solid technical base for it to go higher. No doubt gold is a much better buy in 2016 than it was at $1,900 per ounce in 2008, and there is less available supply.

Demand for jewelry remains a bright spot in the outlook for gold, which is at a multiyear low.

Juan Carlos Artigas, director of investment research for the World Gold Council: The U.S. dollar tends to be a significant driver for gold; however, the effect it has had on gold over the past couple of years has been stronger than the historical average. We believe this relation may return to its long-run equilibrium for two reasons.

First, the dollar tends to revert back to its mean, and the dollar has already strengthened more in the past two years than since the dot-com bubble. Second, a strong U.S. dollar is a de facto tightening mechanism, thus preventing the Fed from moving interest rates too far too soon and risk crippling economic growth.

In addition, market risks abound. In such an environment, gold’s role as a portfolio diversifier and tail-risk hedge is particularly relevant.

George Milling-Stanley, head of gold strategy for State Street Global Advisors: The Fed has finally raised interest rates, but it is clear that future moves will be gradual, with rates forecast to be only around 1% by the end of 2016. This is unlikely to be enough to drive the dollar even higher, which should be helpful for gold because of gold’s inverse correlation with the dollar.

The extraordinary strength of the dollar since the onset of the crisis in 2008 has been easily the most significant negative influence on gold prices.

History suggests that the dollar tends to strengthen in anticipation of higher interest rates, and consequently gold tends to weaken, but that ends when we get the reality of higher rates.

IBD: What needs to happen for gold ETFs to post an up year?

Holmes: First, real interest rates in the U.S. need to turn negative for the Fear Trade.

Second, global growth in emerging markets needs to hit 4%, for the Love Trade. The Fear Trade and the Love Trade are the two demand drivers of the precious metal. The Fear Trade includes monetary and fiscal policies such as money supply and real interest rates — drivers that can have a long-term influence. The Love Trade is the cultural affinity for the precious metal in countries such as China and India. More than 90% of demand comes from outside the U.S.

Gartman: The world needs to lose more faith in the euro and yen, and eventually in the U.S. dollar for gold to trade much stronger. That shall apply obviously, too, to the gold-related ETFs. The world has already begun to lose faith in the euro; its faith in the yen is unwinding; faith in the dollar remains intact at the moment. And, quite honestly, I remain bullish of the dollar relative to most other currencies, but even the dollar may begin to lose luster relative to gold.

Sumnicht: Gold bullion would need to rise for ETFs that hold gold bullion to also rise. Exchange traded funds that hold gold equities would also go up if gold bullion prices went up. Gold goes up or down based on supply and demand, just like any other commodity. However, most other commodities see increased demand caused by economic growth.

Gold, although it has some industrial demand, is unique in its role as a safe haven. Therefore, when world events are perceived as threatening the traditional monetary system, gold can go higher without economic growth.

IBD: What should one look for in gold mining stocks and ETFs?

Holmes: Investors should pay attention to high growth margins and high cash flow return on capital. A good example of this can be found in royalty companies such as Franco-Nevada (NYSE: FNV). As I’ve written about before, not all royalty companies are entirely risk-free, but their business model remains superior. They also have the power of optionality — at no additional cost, they receive an option on future exploration and potential growth.

Sumnicht: Investors should look for good value when it comes to gold mining ETFs. For example, Market Vectors Junior Gold Miners (ARCA: GDXJ), an ETF representing (smaller cap) mining companies, was priced between $160 and $170 per share in 2010-2011. Currently, it is trading at approximately $20 per share. If gold prices rise, the junior mining companies will rise faster because of the leverage associated with investing in gold mining vs. the bullion itself.

Additionally, the junior mining companies have much less available equity and a small demand, especially from institutional investors, and this could cause the price of these junior mining companies to rise dramatically.

A more conservative option for owning gold at a good value is Central Fund of Canada (AMEX: CEF), a closed-end fund that owns approximately 50% gold bullion and 50% silver bullion. CEF is trading at an 8% discount to its net asset value. In other words, it is a way to own gold and silver bullion and purchase it at an 8% discount to its market price.

IBD: What’s an ideal portfolio allocation to gold for the long term?

Holmes: I’ve always advocated a 10% allocation to gold: 5% in gold bullion or jewelry, and 5% in gold stocks or an actively managed gold fund. Investors should rebalance every year, particularly to adjust for currency volatility.

Gartman: Investors should rarely have more than 20% of their portfolios in gold and/or gold-related ETFs, and perhaps now they should have at least 10% in gold, with the intention of increasing that exposure when, and only when, they find that their positions are insulated from random market noise and are tidily profitable.

That, of course, shall take time, but the great truth of the markets is simple: “To do more of that which is working and less of that which is not.”

So adding to the gold position when it is 7% to 12% profitable seems reasonable and wise to me, for by that point the initial positions will indeed be insulated.

Sumnicht: There is no ideal portfolio. It depends on the person and their objectives. Generally, there are two objectives to holding gold.

First, holding gold bullion coins for emergency/insurance purposes. These would be held in-kind and stored in your personal safe (not in a safety deposit box, which may not be accessible in an emergency). This could be six months to one year’s living expenses.

Second, holding gold for investment purposes. You might own closed-end ETFs that hold either gold bullion or gold mining equities that are more liquid. In this case, I generally recommend an allocation of 5% to 10% of an investment portfolio.

Artigas: Gold lowers volatility by diversifying portfolios — a side effect of its low correlation to key asset classes. Our analysis shows that, over the long run, holding 2% to 10% of an investor’s portfolio in gold can improve portfolio performance and provide liquidity when needed most.

Broadly, the higher the risk in the portfolio, the larger the allocation to gold.

In particular, a 5% to 6% allocation to gold is “optimal” for investors with a well-balanced 60/40 portfolio (i.e., approximately 60% in equities and alternative assets, and 40% in cash and bonds).

Milling-Stanley: Research recommends all portfolios should include a strategic allocation to gold of between 2% and 10%, depending on the needs and risk tolerance of individual investors.

IBD: How to invest in gold?

Holmes: No matter how you invest in gold, it’s important to be aware of gold’s DNA of volatility. For example, gold stocks have a very similar DNA of volatility as S&P 500 biotechnology stocks. Biotech stocks can move up or down 40% nearly 70% of the time and similarly, gold stocks can go up or down around 20%, about 70% of the time. It’s all about managing your expectations from the start.

Gartman: Some actual gold in the form of easily saleable coins is, of course, sensible. Then, it seems to me that ETFs make the best investment position given the liquidity.

Given that gold in euro- and yen-funded terms has very seriously outperformed gold in U.S. dollar terms, I would continue to advocate owning gold funded in those currencies, which are likely to devalue relative to the dollar and are thus most likely to devalue relative to gold.

Of the total gold ETF position one might wish to have, 40% should be in euro-funded gold; 40% should be in yen-funded gold; and the remainder should be in dollar-funded gold; so AdvisorShares Gartman Gold/Euro (ARCA: GEUR), AdvisorShares Gartman Gold/Yen (ARCA: GYEN) and SPDR Gold Shares (ARCA: GLD) are the preferred positions.

I have a direct interest in GEUR and GYEN, but I also have my largest position in my personal retirement fund in both.

(Editor’s note: AdvisorShares teamed up with Dennis Gartman to launch these ETFs.)

Sumnicht: Physical gold, ETFs/ETNs mining stocks, and open and closed-end mutual funds, are all the most used forms of owning gold. Another strategy, and one of my favorite forms of owning gold, is gold and/or silver royalty companies, such as Silver Wheaton Corp. (NYSE: SLW) or Royal Gold (NASDAQ: RGLD). These companies don’t actually do any mining but, in exchange for up-front funding, they receive royalties in the form of gold and/or silver from the results of the mining company they help fund.

Milling-Stanley: The one certainty about 2016 is volatility in financial markets, with divergent global monetary policies, political turmoil at home during the election year, continued instability in the Middle East, and growing problems in China as that country struggles to come to terms with its changing status within the world economy and the international monetary system.

Gold is the original liquid alternative and has provided benefits during multiple periods of market volatility because of its low correlation with traditional asset classes.

Because of its liquidity, GLD is the most effective means to access the benefits that gold can bring to a properly balanced portfolio.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.